UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1, as amended (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On December 19, 2023, Evaxion Biotech A/S (the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, issued a press release announcing that it has entered into definitive agreements for the issuance and sale of 9,726,898 the Company’s ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants to purchase up to 9,726,898 Ordinary Shares represented by ADSs at an offering price of $0.544 per Ordinary Share (the “Per Share Purchase Price”) in a private placement (the “Private Placement”), for an aggregate purchase price of approximately $5.3 million. Each Ordinary Share is represented by one (1) ADS The warrants are exercisable immediately upon issuance, have a term of three years and an exercise price equal to 130% of the Per Share Purchase Price or USD $0,707 per Ordinary Share. A copy of the Press Release is attached hereto as Exhibit 99.1

Exhibit No.	Description
99.1	Press Release dated December 19, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: December 19, 2023	By:	/s/ Christian Kanstrup
Name: Christian Kanstrup
Title: Chief Executive Officer